

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2013

<u>Via E-mail</u>
John H. Isbrandtsen
Sequoia Mortgage Funding Corporation
Sequoia Residential Funding, Inc.
One Belvedere Place, Suite 300
Mill Valley, CA 94941

> **Re:** **Sequoia Mortgage Funding Corporation**
> **Sequoia Residential Funding, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed August 20, 2013**
> **File Nos. 333-189370 and 333-189370-01**

Dear Mr. Isbrandtsen:

We have reviewed your letter dated August 19, 2013 and your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus Supplement Related to the Certificates (Version 3)</u>

<u>Risk Factors, page S-8</u>

<u>Pre-offering Review of the Mortgage Loans Underlying the Securities May Not Reveal Aspects of the Mortgage Loans Which Could Lead to Losses, page S-13</u>

1. We note your response to comment 2 from our letter dated July 15, 2013 that the "no assurance" sentence is not intended to disclaim your responsibility to comply with Rule 193's "reasonable assurance" standard, but rather to disclose the risk that the scope of the review undertaken may not reveal relevant factors that could affect the future performance of the loans, such as the appreciation or depreciation of the residence underlying the loan. However, we believe that the phrase "no assurance," and its placement shortly after the sentence describing that your review procedures were

designed and effected to provide reasonable assurance that the disclosure regarding the pool assets in this prospectus supplement is accurate in all material respects, may be confusing to investors. Please revise the "no assurance" sentence here and on page S-48 to reflect the explanation you provide in your response.

Pre-Offering Review of the Mortgage Loans, page S-45

Introduction, page S-45

2. We note your response to comment 6 and reissue our comment. Section II.B.3. of Release Nos. 33-9176, 34-63742 notes that under Rule 193 the issuer will be required to review whether the disclosure regarding the asset pool is accurate in all material respects. Further, the instruction to Item 1111(a)(7) of Regulation AB provides that "the disclosure required under this item shall provide an understanding of how the review related to the disclosure regarding the assets." For the disclosure to provide investors with a full understanding of how the review related to the asset disclosure, it is necessary for you to reach a conclusion as to whether the review actually provided you with such reasonable assurance. Therefore, please revise to confirm that you will comply with the requirements of Rule 193.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Arthur Sandel at (202) 551-3262, or me at (202) 551-3850, with any other questions.

Sincerely,

/s/ Rolaine S. Bancroft

Rolaine S. Bancroft
Senior Special Counsel

cc: Andrew P. Stone, Esq.
Redwood Trust, Inc.

Phillip R. Pollock, Esq.
Weintraub Tobin Chediak Coleman Grodin Law Corporation